GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

[redacted]

Our Re

05012013

PROCESSING
SEC MAIL RECEIVED OCT 20 2005 SECTION
199
WASH., D.C.

18 Octo[illegible]

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 10 October 2005 (*Notification on Liquidation of an Associated Company, Myungdong Development Co., Ltd.*)
- 12 October 2005 (*Proposed Disposal of Properties to Suntec Reit*); and
- 14 October 2005 (*Notification on Change in Shareholding in Subsidiary, Millennium & Copthorne Hotels plc*)

Yours faithfully,

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

10/25

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	10-Oct-2005 17:13:38
Announcement No.	00036

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notification on Liquidation of an Associated Company, Myungdong Development Co., Ltd.
Description	The Board of Directors of City Developments Limited (the "Company") wishes to announce that Myungdong Development Co., Ltd., an indirect 50% associated company of the Company incorporated in the Republic of Korea, has been placed under voluntary liquidation with effect from 31 July 2005.
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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	12-Oct-2005 17:37:49
Announcement No.	00055

>> Announcement Details

The details of the announcement start here ...

Announcement Title * PROPOSED DISPOSAL OF PROPERTIES TO SUNTEC REIT

Description

The Directors of City Developments Limited (the "Company") refer to their announcement dated 30 June 2005 relating to, inter alia, various conditional sale and purchase agreements (the "Agreements") entered into on that date between the Company and its subsidiaries, as vendors, and HSBC Institutional Trust Services (Singapore) Limited, in its capacity as trustee of the Suntec Real Estate Investment Trust ("Suntec REIT"), as purchaser, of long-term leasehold interests in 11 commercial properties for an aggregate consideration of S$788 million. The Agreements were entered into based on the valuations of a professional independent valuer engaged by Suntec REIT. Suntec REIT was also advised by two leading investment banks.

The Directors wish to inform shareholders that Suntec REIT had on 11 October 2005 delivered written notices to the Company and the other respective vendors purporting to terminate the Agreements on the grounds that a condition precedent under each of the Agreements was not met despite Suntec REIT's best endeavours. Under the Agreements, Suntec REIT is obliged to use its best endeavours to procure fulfillment of this condition precedent. The Company, through its lawyers, is seeking information from Suntec REIT of what actions/steps Suntec REIT had taken to discharge its best endeavours obligation. Pending satisfactory response from Suntec REIT, the vendors have not accepted Suntec REIT's purported termination of the Agreements and have reserved all their rights under the Agreements.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Dated : 12 October 2005

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	14-Oct-2005 17:22:46
Announcement No.	00030

>> Announcement Details
The details of the announcement start here ...

Announcement Title * | Notification on Change in Shareholding in Subsidiary, Millennium & Copthorne Hotels plc

Description

The Board of Directors of City Developments Limited ("CDL") wishes to announce that CDL's deemed interest in Millennium & Copthorne Hotels plc ("M&C") held through its subsidiaries, Singapura Developments (Private) Limited, Reach Across International Limited and City e-Solutions Limited; has increased to 151,783,937 shares or 52.685% of M&C's issued share capital following the allotment on 5 October 2005 of a total of 851,245 new shares of 30 pence each in M&C to the said subsidiaries pursuant to their election under the Scrip Dividend Option of M&C to receive new shares based on a value of 368.60 pence per share rather than cash in respect of the interim dividend of 2.08 pence per share for the year ending 31 December 2005 declared by M&C.

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Dated : 14 October 2005

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